Final Term Sheet D-93 dated December 5, 2007

Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

$67,466,963.20

Exchangeable Notes Due December 12, 2008

(Mandatorily Exchangeable for a Cash Amount Linked to Common Stock of Exxon Mobil Corporation)

Final Terms

Offering:

Public offering of Exchangeable Notes (the “Notes”) of AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation). The Notes will exchange for the cash value of the Common Stock of Exxon Mobil Corporation (“XOM” or “Exxon Mobil”) at Maturity. Exxon Mobil Corporation is not involved in this offering of Notes in any way and will have no financial obligation with respect to the Notes. Notes are partially principal protected.

Aggregate Notional:	$67,466,963.20

Pricing Date:	December 5, 2007

Issue Date:	December 12, 2007

Determination Date:	December 5, 2008, subject to the effects of Market Disruption Events or non-trading day

Maturity Date:

December 12, 2008 unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day, subject to extension if the Determination Date is postponed due to Market Disruption Events

Number of Notes:	750,400

Issue Price:	$89.908

Proceeds to Issuer:	99.90% of Aggregate Notional amount

Par:	100% of Issue Price

Coupon:	12.5% p.a.

Coupon Pay Dates:	Payable monthly on the 12th day of each month beginning January 12, 2008

Upside Exchange Ratio:	0.65

Downside Exchange Ratio:	0.8889

Upper Strike Price:	$107.440 (approximately 119.5% of Issue Price)

Lower Strike Price:	$101.147 (approximately 112.5% of Issue Price)

Protection Strike Price:	$71.926 (approximately 80% of Issue Price)
Final Index Stock Price:	The Closing Price of one share of the Index Stock as of the Determination Date subject to Antidilution Adjustments.

Redemption Amount at Maturity:	On the Maturity Date we will pay you an amount in cash for each $89.908 principal amount of Notes equal to:

(i) If Final Index Stock Price is less than or equal to Protection Strike Price, then
Downside Exchange Ratio x Protection Strike Price

(ii) If Final Index Stock Price is greater than Protection Strike Price and less than Lower Strike Price, then
Downside Exchange Ratio x Final Index Stock Price
(iii) If Final Index Stock Price is greater than or equal to Lower Strike Price and less than Upper Strike Price, then
100% of such $89.908 principal amount
(iv) If Final Index Stock Price is greater than or equal to Upper Strike Price, then
Upside Exchange Ratio x (Final Index Stock Price - Upper Strike Price) + 100% of such $89.908 principal amount

Anti-dilution Adjustment for Regular Cash Dividend:	Anti-dilution adjustments with respect to regular cash dividends will apply for the offered notes.

Dividend Base Amount:	$0.40, $0.40, $0.45, and $0.50 per XOM share per quarter

Calculation Agent:	Goldman, Sachs & Co.

Settlement:	Book Entry, DTC

CUSIP:	002546570

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.